# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4149 LIBERTY CANYON ROAD, AGOURA HILLS, California (CA), 91301
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001801265
Persons authorized to receive notices and communications: Mark Leeds, Pillsbury Winthrop Shaw Pittman LLP, 31 W 52nd St, New York, New York (NY), 10019, (212) 858-1000

## Reporting persons
- Madison Avenue International LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)
- Madison Avenue Partners, LP (CIK 0001801265): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)
- EMAI Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)
  Comment: Limited liability company
- Madison Avenue GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)
  Comment: Limited liability company
- Caraway Jackson Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)
  Comment: Limited liability company
- Eli Samaha (CIK 0001877589): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,089,260; sole dispositive power 0; shared dispositive power 5,089,260; aggregate amount beneficially owned 5,089,260 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACELYRIN, Inc.
Address of issuer's principal executive offices: 4149 LIBERTY CANYON ROAD, AGOURA HILLS, California (CA), 91301

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Madison Avenue International LP, a Cayman Islands exempted limited partnership ("International"), (ii) Madison Avenue Partners, LP, a Delaware limited partnership ("Partners"), (iii) EMAI Management, LLC, a Delaware limited liability company ("Management"), (iv) Madison Avenue GP, LLC, a Delaware limited liability company ("GP"), (v) Caraway Jackson Investments LLC, a Delaware limited liability company ("Caraway"), and (vi) Eli Samaha, a citizen of the United States of America ("Mr. Samaha" and, together with International, Partners, EMAI Management, GP and Caraway, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 150 East 58th St, 14th Fl, New York, NY 10155.
Present principal occupation or employment: International holds the shares of Common Stock of ACELYRIN, Inc. (the "Company") that are the subject of this statement. The principal business of International is to invest in securities. The principal business of Partners is to serve as an investment manager, including as the investment manager of International. The principal business of GP is to serve as the general partner of International. The principal business of Management is to serve as the general partner of Partners. The principal business of Caraway is owning GP. Mr. Samaha's principal occupation is investing, and directing the investment of assets, including by serving as the non-member manager of GP and as the managing member of Management. As a result of the foregoing relationships, (i) each of Partners and GP may be deemed to beneficially own the Shares held by International, (ii) Management may be deemed to beneficially own the Shares held by Partners, (iii) Caraway may be deemed to beneficially own the Shares held by GP, and (iv) Mr. Samaha may be deemed to beneficially own the Shares held by each of Management, GP and Caraway.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: International is a Cayman Islands exempted limited partnership. Partners is a Delaware limited partnership. Each of Management, GP and Caraway are Delaware limited liability companies. Mr. Samaha is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Common Stock to which this statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Reporting Persons was approximately $12,767,883, including commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Common Stock for investment purposes.

The Reporting Persons believe their investment in the Company may appreciate in value in the event the Company does not consummate its proposed merger with Alumis Inc. (the "Proposed Merger"). The Reporting Persons believe the Proposed Merger is financially unsound and will likely deliver less value to shareholders than potential alternatives. In addition, the Reporting Persons believe that the Company's stockholder rights plan (the "Rights Plan"), is not in the best interests of the Company's shareholders and, based on disclosures contained in the Company's proxy statement filed on April 23, 2025, may have been adopted due to the influence of Alumis Inc.'s Chief Executive Officer over the Company. Consequently, the Reporting Persons intend to vote against the Proposed Merger and may seek to have the Rights Plan rescinded.

The Reporting Persons may have conversations, meetings and other communications with the management of the Company, shareholders and other persons, in each case to discuss the Proposed Merger, the Rights Plan, the Company's business, operations, strategy, governance and related matters.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, actions taken by the Company's board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other securities of the Company (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number is 5,089,260 shares of Common Stock. This represents approximately 5.1% of the outstanding Common Stock, assuming 100,709,853 shares outstanding as of March 14, 2025, based on the Company's 10-K filed on March 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 5,089,260
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as set forth below:

Buy/Sell Trade Price Quantity Trade Date
Buy $2.69 198,262 3/3/25
Buy $2.47 1,000,000 3/4/25
Buy $2.55 250,000 3/5/25
Buy $2.64 350,000 3/6/25
Buy $2.68 250,000 3/7/25
Buy $2.59 225,000 3/10/25
Buy $2.66 310,631 3/11/25
Buy $2.73 9,648 3/12/25
Buy $2.71 160,000 3/13/25
Buy $2.73 28,083 3/14/25
Buy $2.73 15,852 3/17/25
Buy $2.74 16,409 3/18/25
Buy $2.51 153,367 3/26/25
Buy $2.62 20,254 3/27/25
Sell $2.57 40,923 4/4/25
Sell $2.57 77,999 4/4/25
Sell $2.41 1,700 4/7/25
Buy $2.18 198,422 4/14/25
Buy $2.20 144,670 4/15/25
Buy $2.21 173,190 4/16/25
Buy $2.21 300,000 4/17/25
Buy $2.20 32,876 4/17/25
Buy $2.29 2,513 4/22/25
Buy $2.16 64,899 4/24/25
Buy $2.15 17,662 4/25/25
Buy $2.10 45,394 4/25/25
Buy $2.18 42,423 4/28/25
Buy $2.26 35,043 4/29/25
Buy $2.42 10,150 4/30/25
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement

## Signatures
- Madison Avenue International LP: /s/ Eli Samaha, Eli Samaha, as Manager of Madison Avenue GP, LLC, the General Partner of Madison Avenue International LP (04/30/2025)
- Madison Avenue Partners, LP: /s/ Eli Samaha, Eli Samaha, as Managing Member of EMAI Management, LLC, the General Partner of Madison Avenue Partners, LP (04/30/2025)
- EMAI Management, LLC: /s/ Eli Samaha, Eli Samaha, as Manager (04/30/2025)
- Madison Avenue GP, LLC: /s/ Eli Samaha, Eli Samaha, as Member (04/30/2025)
- Caraway Jackson Investments LLC: /s/ Eli Samaha, Eli Samaha, as Member (04/30/2025)
- Eli Samaha: /s/ Eli Samaha, Eli Samaha (04/30/2025)